VIA E-MAIL

Mr. Andrew Mew, Accounting Branch Chief

Ms. Ibolya Ignat, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 28, 2013

Re:

Capital Group Holdings, Inc.:  Response to Comment Letter Dated October 18, 2013 Regarding Item 4.02 Form 8-K/A, Filed October 16, 2013 (SEC File Number 000-17064)

Dear Mr. Mew and Ms. Ignat:

This letter is written on behalf of Capital Group Holdings, Inc., a Minnesota corporation (the “Company”), in connection with the above-referenced matter.  The response(s) are keyed to the Securities and Exchange Commission (the “Commission”) comment letter dated October 18, 2013.  Please note that the Company has concurrently revised and filed its Form 8-K/A in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.

The Company’s specific response to comments are set forth below:

Comment Number One

Please amend your filing to clarify that your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, did not discuss with an appointed independent accountant on the matters disclosed in the filing, consistent with your response to prior comment 2.

We have amended our filing to clarify our disclosure with regards to any discussion on the matters with an appointed independent accountant.

Comment Number Two

As previously requested, please have a duly authorized officer of the company instead of your legal counsel provide a statement separately on EDGAR acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with this letter, we hereby acknowledge the following: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions or comments at (760) 579-1088.  Your response can be communicated to us at the following e-mail addresses, kenyonika@aol.com or our securities counsel blair@thekruegergroup.com.

Very truly yours,

/s/Kenneth Yonika

KENNETH J. YONIKA

Chief Financial Officer, Capital Group Holdings, Inc.

cc:  The Krueger Group, LLP